

March 23, 2010

<u>Via Facsimile and U.S. Mail</u>
Roger L. Nicholson, Esq.
Senior Vice President, Secretary and General Counsel
International Coal Group, Inc.
300 Corporate Center Drive
Scott Depot, West Virginia 25560

> **Re:** **International Coal Group, Inc.**
> **Schedule TO-I**
> **Filed March 8, 2010**
> **Amendment No. 1 to Schedule TO-I**
> **Filed March 18, 2010**
> **File No. 581154**

Dear Mr. Nicholson:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I
Schedule TO-I/A

Exhibit (a)(1)(A)-Offer to Purchase
Conditions to the Tender Offer, page 13

1.   A tender offer may be conditioned on a variety of events and circumstances, provided that
        they are not within the direct or indirect control of the bidder and are drafted with
        sufficient specificity to allow for objective verification of whether or not the conditions
        have been satisfied.   In the first bullet point under "General Conditions", a listed
        condition is that there has not been any statute, rule, regulation, etc., deemed applicable to
        the Tender Offer that would or might lead to results specified in (i) through (iii) of that
        paragraph. This condition and the condition in the last bullet point in this section
        containing similar language appear to be overly broad. Additionally, determination of
        whether the actions might result in the listed consequences appears to be left to the sole
        discretion of the filing person/bidder and without reference to the reasonableness of any
        assessment by the bidder. Please revise the cited conditions to include an objective
        standard, such as a standard of reasonableness, against which the filing person's
        discretion may be judged.

2.   Please refer to the first paragraph on page 15 relating to your ability to waive conditions
        and failure to exercise any of the rights described in this section. When an offer condition
        is triggered by events that occur during the offer period and before the expiration of the
        offer, the company should inform holders of eligible securities how it intends to proceed
        promptly, rather than wait until the end of the offer period, unless the condition is one
        where satisfaction of the condition may be determined only upon expiration. Please
        confirm the company's understanding in your response letter.

3.   Please refer to the comment above. Note that when a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-
        circulate new disclosure to security holders. You may not, as this language seems to
        imply, fail to assert a triggered offer condition and thus effectively waive it without
        officially doing so. Please confirm the company's understanding in your response letter.

Supplement Dated March 18, 2010

4.   We note the reference to incorporation by reference of future filings. Please revise this
        reference to clarify that Schedule TO does not permit the incorporation by reference of
        future filings that you may make before the expiration of the offer. Rather, you have an
        obligation to amend the Schedule TO and to consider your obligation to disseminate
        additional disclosure if the terms of the offer change. Therefore, if you intend to

incorporate by reference future information, you must amend the Schedule TO to specifically identify those filings.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Randi Strulder, Esq.
                        (212) 755-7306